[AXA LOGO]

                                 PRESS RELEASE

                                                                  August 6, 2004

--------------------------------------------------------------------------------
                            FIRST HALF 2004 RESULTS:

                 UNDERLYING EARNINGS: UP 32% TO EURO 1.4 BILLION
                       (37% AT CONSTANT EXCHANGE RATES(1))

            LIFE NEW BUSINESS CONTRIBUTION UP 15% TO EURO 368 MILLION
                        (21% AT CONSTANT EXCHANGE RATES)

       ADJUSTED EARNINGS: EURO 1.6 BILLION VS EURO 0.4 BILLION IN 1H 2003

           NET INCOME: EURO 1.4 BILLION VS EURO 0.2 BILLION IN 1H 2003
                   (EPS(2) EURO 0.78 VS EURO 0.12 IN 1H 2003)
--------------------------------------------------------------------------------

ALL MAJOR BUSINESSES RECORDED BETWEEN 25% AND 40% UNDERLYING EARNINGS GROWTH

     o  LIFE & SAVINGS :

        -  UNDERLYING EARNINGS UP 25%

        - UNIT-LINKED SALES UP 19% AT CONSTANT EXCHANGE RATES, CONFIRMING A CUSTOMER APPETITE FOR UNIT-LINKED PRODUCTS

     o PROPERTY & CASUALTY COMBINED RATIO IMPROVED BY 2.3 POINTS TO 99.4%, FUELING AN UNDERLYING EARNINGS GROWTH OF 40%

     o  INTERNATIONAL INSURANCE UNDERLYING EARNINGS UP 180% TO EURO 141 MILLION

     o ASSET MANAGEMENT UNDERLYING EARNINGS UP 28% TO EURO 136 MILLION, WITH AXA INVESTMENT MANAGERS DELIVERING RECORD EARNINGS AND NET INFLOWS


--------------------------------------------------------------------------------
Note: Non-GAAP(3) measures such as underlying earnings and adjusted earnings are reconciled to net income on page 2 and defined in the notes on page 9.

     AXA's independent auditors have carried out a limited review on AXA's consolidated first half 2004 earnings.
--------------------------------------------------------------------------------



------------------------- Be Life Confident -----------------------------------1


    Euro million,                                                                                  CHANGE AT CONSTANT
    except per share amounts                                1H04         1H03        CHANGE          EXCHANGE RATES
                                                     ----------------------------------------------------------------

    -----------------------------------------------------------------------------------------------------------------
    UNDERLYING EARNINGS                                    1,436        1,085          +32%                     +37%
    -----------------------------------------------------------------------------------------------------------------
    Net capital gains                                        154        (722)
    -----------------------------------------------------------------------------------------------------------------
    ADJUSTED EARNINGS                                      1,590          363         +338%                    +355%
    -----------------------------------------------------------------------------------------------------------------
    Goodwill amortization                                  (337)        (290)
    Exceptional operations                                   191          137
    -----------------------------------------------------------------------------------------------------------------
    NET INCOME, GROUP SHARE                                1,444          209         +590%                    +621%
    -----------------------------------------------------------------------------------------------------------------
    NET INCOME PER FULLY DILUTED SHARE                      0.78         0.12         +553%
    -----------------------------------------------------------------------------------------------------------------


"The very strong earning momentum achieved in the first half of 2004 is the result of our efforts to improve our operating performance," said Henri de Castries, CEO of the AXA Group

"These results, strong in all business segments, highlighted the benefit of our unique business focus on Financial Protection, combined with a good geographical diversification.

"We will continue to harvest increasing benefits of our strong and diversified global platform."


------------------------- Be Life Confident -----------------------------------2

UNDERLYING EARNINGS

Underlying earnings improved by 32% to Euro 1,436 million, or a 37% growth at constant exchange rates, fueled by continued technical discipline across the board as well as continued expense control. Economic expenses for the first half 2004 declined by Euro 49 million over first half 2003.


    Euro million                                                                             Change at constant
                                                  1H04           1H03          CHANGE          exchange rates
                                             -----------------------------------------------------------------------

    Life & Savings                                      848            680           +25%                      +31%
    Property & Casualty                                 562            402           +40%                      +40%
    International Insurance                             141             50          +180%                     +184%
    Asset Management                                    136            107           +28%                      +38%
    Other Financial Services                              4             99           -96%                      -96%
    Holdings                                          (256)          (254)            --                        --
    ----------------------------------------------------------------------------------------------------------------
    TOTAL UNDERLYING EARNINGS                         1,436          1,085           +32%                      +37%
    ----------------------------------------------------------------------------------------------------------------



Note: For underlying earnings segmental analysis below, changes between 2004 and 2003 are presented at constant exchange rates.

LIFE & SAVINGS

Underlying earnings increased by 31% to Euro 848 million, with margin improvements in all principal countries.

Investment margin, excluding pre-tax capital gains/losses attributable to shareholders, was Euro 1,172 million, up 15%, owing to higher investment income, generated by a combination of higher reserve levels with stable yields and controlled policyholder interest credited.

Fees and Revenues were Euro 2,194 million up 14%, driven by higher separate account balances, resulting from both strong net inflows (Unit Linked sales up 19%) and market appreciation.

Technical margin was Euro 386 million, up 11%, reflecting offsetting reserve actions in 1H03 (UK, Japan) and 1H04 (Japan), and the continued high guaranteed rate products conversion & surrender program in Japan.

Expenses were Euro 2,459 million, increasing 5% while gross margin (investment margin + fees & revenues + technical margin) grew by 14%.


------------------------- Be Life Confident -----------------------------------3

PROPERTY & CASUALTY

Underlying earnings increased 40% to Euro 562 million, owing principally to a
2.3 point improvement in the combined ratio to 99.4%, and a higher net investment income.

2004 business conditions remained positive for the Group in the first half:

Disciplined pricing in a more competitive environment, lower claims frequency in individual motor, improvement in claims handling costs, improved business mix (primarily in the UK), slightly offset by increased large claims (primarily in Germany and Belgium), resulted in a current year accident loss ratio improving
1.9 point to 75.5%. All accident year loss ratio improved 2.6 points to 72.4%, benefiting primarily from current year trends and, to a lesser extent, from claims process improvements resulting in better positive prior year loss developments (UK, Southern Europe, Belgium and Germany).

Confirming these positive trends, the net claims reserves to net earned premiums ratio increased from 198% at the end of June 2003 to 199% at the end of June 2004, despite strong positive net inflows. The net claims reserves to net claims paid ratio also increased during the same period from 244% to 258%, as reserves increased faster than claims paid.

The expense ratio rose 0.3 point to 27.0% impacted by a 1.1 point increase to 16.7% in the acquisition cost ratio as a result of a shift towards lower loss / higher commission ratio business (UK) and by incentive actions towards distribution networks to favor low claims business. This was mitigated by an improving administration expense ratio (-0.9 point to 10.3%) benefiting primarily from ongoing cost control.

Net investment income was up Euro 46 million to Euro 762 million, driven by strong positive cash flows.


INTERNATIONAL INSURANCE underlying earnings were Euro 141 million, up 184%.

AXA RE's(4) underlying earnings grew by Euro 70 million to Euro 86 million. 2004 current year business conditions remained good for both claims and pricing. In addition, AXA RE benefited from cost of covers optimization, in line with the underwriting policy in place since 2003. Loss reserve developments improved significantly, due to the non-recurrence of 2003 prior year reserve strengthening, particularly on life activities. This resulted in a combined ratio improvement of 10.2 points to 95%.

AXA Corporate Solutions Assurance's8 underlying earnings increased 86% to Euro 32 million benefiting from more disciplined pricing and underwriting, improved policy terms and conditions, cost control and low level of large losses. As a result, the combined ratio improved by 1.2 point to 99.8%.


------------------------- Be Life Confident -----------------------------------4

ASSET MANAGEMENT underlying earnings were Euro 136 million, up 38%, benefiting from higher average Assets Under Management (AUM) and cost-control. Total AUM for Asset Management at the end of June 2004, were Euro 712 billion, up 7% at current exchange rates from end 2003.

This increase was primarily driven by AXA Investment Managers, which leveraged their multi-specialist structure strategy. Underlying earnings at AXA IM were up 68% to Euro 51 million, boosted by stronger average AUM (+15%) benefiting from record net inflows (Euro 9.6 billion), increased proportion of third party AUM and a more favorable product mix, which evolved towards higher fee products, such as AXA Rosenberg's products.

Alliance Capital underlying earnings grew 25% to Euro 85 million driven by average AUM up 20% and higher business volumes on Institutional Research Services activity.

Both Alliance Capital and AXA Investment Managers improved their cost income ratio respectively by 1.7 point and 0.9 point, as AUM growth helped decrease their breakeven point.

OTHER FINANCIAL SERVICES underlying earnings declined by 96% to Euro 4 million. This decrease was mainly attributable to lower non-recurring gains at AXA Bank Belgium and the non-recurrence of a 2003 positive development in the run-off of the Compagnie Financiere de Paris sub-Group.

HOLDINGS underlying earnings were stable at Euro -256 million.


ADJUSTED EARNINGS

2004 Adjusted Earnings were Euro 1,590 million compared to Euro 363 million in 2003. This more than 300% increase is mainly driven by a substantial recovery in net capital gains and losses attributable to shareholders, as well as the solid performance in underlying earnings.


NET CAPITAL GAINS/LOSSES ATTRIBUTABLE TO SHAREHOLDERS:

o 2003 accounts were impacted by a net Euro -1,106 million of impairments on equity (Euro -1,941 million gross) whereas 2004 accounts included Euro -118 million of net impairments (Euro -393 million gross).

o Excluding these net valuation allowances on equity and a 2003 valuation allowance of Euro 110 million on the Japanese deferred tax asset, realized net capital gains were Euro 272 million in 2004 versus Euro 493 million in 2003, i.e. a Euro 221 million decrease, 2003 benefiting from a large net capital gain of Euro 442 million on the sale of Credit Lyonnais shares.

------------------------- Be Life Confident -----------------------------------5

NET INCOME, GROUP SHARE

Net income for first half 2004 was Euro 1,444 million, nearly seven times higher than 2003, benefiting from very strong underlying and adjusted earnings.

o   2004 net income included Euro 191 million (Euro 137 million for first half
    2003) related to exceptional operations:

    - Euro 82 million net realized gains on the disposal of Unirobe (our former Dutch brokerage subsidiary) and AXA Bausparkasse (a building society in Germany).

    - Euro 65 million due to the partial release of the provision set up in 2000 to offset the dilution gain when acquiring Sanford Bernstein, this release resulting from the buyback of 8.16 million shares of Alliance Capital under the liquidity put agreement given to certain Bernstein shareholders at the time of the acquisition.

    - A Euro 43 million release of an excess tax provision booked in 2000 on the realized gain on the disposal of DLJ.

o Goodwill amortization increased Euro 47 million to Euro 337 million, mainly driven by accelerated amortization following some limited corporate restructuring.


REVENUES

Note : Revenue changes between 2004 and 2003 are presented on a comparable basis (scope(6) and exchange rates)

AXA consolidated revenues were Euro 37,306 million, up 2.4%.

o Life & Savings revenues increased by 1.6% to Euro 23,317 million mainly driven by Unit-Linked sales (France, Germany and the US) and local successful strategies (the UK and Southern Europe). The US, Japan and Belgium sales' evolutions were negatively impacted by strong 2003 bases due to either non-recurring premiums (Japan and Belgium) or very strong 2003 new business (the US with the launch of the Accumulator Product). The US, however, benefited from a better product mix, as demonstrated by improved margins.

    o LIFE NEW BUSINESS CONTRIBUTION ("NBC") increased strongly by 21%, to Euro 368 million from Euro 320 million for the first half of 2003. This increase was experienced in nearly all our main businesses, mainly driven by France, Benelux, Southern Europe and Hong-Kong (all double digit increases). In spite of lower variable annuity sales in the first half of 2004, the US new business contribution increased 7% helped by improved pricing as well as business mix.

    o LIFE NEW BUSINESS MARGIN, before cost of capital, increased to 16.4% from 14.3%, owing to strong Unit-Linked sales in countries like France, the UK and Benelux. In the US, improved risk management as well as improved pricing on Accumulator'04 products contributed to a 1.1 point margin enhancement.

o P&C revenues were up 4.2% to Euro 9,794 million mainly driven by net inflows in individual motor in our main Continental Europe countries and successful targeted strategies in commercial lines (the UK, Southern Europe and Canada).

------------------------- Be Life Confident -----------------------------------6

o International Insurance revenues decreased by 6.1% to Euro 2,287 million. AXA RE maintained its selective underwriting policy, reducing the portfolio risk and exiting non-strategic business lines. During the period, AXA Corporate Solutions Assurance grew its revenues due to selective rate increases and new business underwriting.

o In Asset Management, revenues were up 19.1% to Euro 1,512 million helped by stronger average AUM, increasing brokerage activity and positive strong net inflows of Euro 9.6 billion for AXA Investment Managers. A shift towards higher fee products also helped AXA Investment Managers strengthen its revenues.

o   Total AUM for the AXA Group were Euro 827 billion, up 7% from December 31,
    2003.


OTHERS

As of June 30, 2004, gross unrealized capital gains on investments, excluding Alliance Capital, were Euro 11.7 billion (Euro 11.4 billion as of 12/31/03) including:

o Gross unrealized capital gains on fixed income securities10: Euro 7.8 billion (Euro 9.2 billion as of 12/31/03)

o   Gross unrealized capital gains on equity investments and real estate: Euro
    3.9 billion (Euro 2.2 billion as of 12/31/03)

Excluding Alliance Capital, net unrealized capital gains attributable to shareholders were Euro 3.7 billion as of June 30, 2004, stable compared to December 31, 2003.

AXA's Net Asset Value per share (NAV) was Euro 16.2, up 4% over December 31, 2003 NAV of Euro 15.6.

AXA's European consolidated solvency margin(8), based on Solvency 1 rules, was 213% based on June 30, 2004 estimates, compared to 205% based on December 31, 2003.

EVENTS SUBSEQUENT TO JUNE 30TH, 2004

On July 8, 2004, AXA announced that, following the receipt of all required regulatory approvals, it completed the acquisition of the MONY Group, for a total consideration of $1.48 billion. As a result of the acquisition, MONY is now a wholly owned subsidiary of AXA Financial and will be consolidated in the AXA Group's consolidated financial statements in the second half of 2004. The integration process is moving ahead in line with plans, and expected expense savings and underlying earnings forecasts are in line with assumptions made at the time of the acquisition. The incremental 2005 after-tax underlying earnings, resulting from the implementation of the MONY acquisition, are expected to be in a $170 to $195 million range at the Group level and on a French GAAP basis.

On August 6, 2004, AXA announced that it had made a conditional proposal to the Board of Directors of AXA Asia Pacific Holdings ("AXA APH") to acquire the minority interests in AXA APH. AXA currently holds, directly and indirectly, a 51.66% interest in AXA APH. The total value of the consideration payable by AXA in this transaction would be approximately Euro 1.8 billion.

For more information, see the press release issued by AXA today and available on AXA's web site www.axa.com(9).


------------------------- Be Life Confident -----------------------------------7

OUTLOOK FOR FULL YEAR 2004

We currently expect that the prevailing environment should support a continued favorable trend in unit-linked sales and, more generally in Life & Savings and Asset Management activities. The expected launch of new products in the second half of 2004, notably in the US and in the UK, should gradually improve life premium growth, while margins should remain in line with current trends. Net inflows in Asset Management activities should improve over the second half of 2004.

In Property & Casualty and International Insurance, barring any major catastrophic event, we currently expect that strong underwriting discipline combined with a general focus on net inflows, helped by adequate segmentation and improved persistency, should enable the continuation of the positive trends experienced in the first half of the year. We expect that continued monitoring of expenses as well as claims processes should deliver productivity gains and limit in the future, negative cyclical effects of price softening in some business lines.



INFORMATION ABOUT THE HALF YEAR EARNINGS PRESENTATIONS

Members of AXA's senior management will discuss this result at conferences in:

o   PARIS, AUGUST 6, 2004
    ---------------------
    The conference will be accessible through a live Web cast and a conference call in listen-only mode. The Web cast will begin at 8:30 am in Paris (2:30 am in New York, 7:30 am in London). A slide presentation will accompany the event. Go to http://www.axa.com/default1.asp 10-15 minutes prior to the event to join the Web Cast or to obtain investor material.

    The conference call access number is + 44.208.240.8242
    Replay numbers are +44.208.288.4459 for Europe and +1.334.323.6222 or
    +1 866.484.2564 for the U.S. Access code: 462032

o   LONDON, AUGUST 6, 2004
    ----------------------
    The conference will be accessible through a conference call. The conference will begin at 1:30 pm in London (8:30 am in New York, 2:30 pm in Paris). The access numbers are:
    Europe: +33.1.70.99.32.12 or
    U.S.: +1.334.323.6203
    Replay numbers are +44.208.288.4459 for Europe and +1.334.323.6222 or
    +1 866.484.2564 for the U.S. Access code: 478272



ABOUT AXA

AXA Group is a worldwide leader in financial protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 827 billion in assets under management as of June 30, 2004, and reported total revenues of Euro 37 billion and underlying earnings of Euro 1,436 million for First Half 2004. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

                                      * *
                                       *

------------------------- Be Life Confident -----------------------------------8

     This press release is available on the AXA Group web site: www.axa.com

INVESTOR RELATIONS:                             MEDIA RELATIONS:
------------------                              ---------------
Matthieu Andre:         +33.1.40.75.46.85       Christophe Dufraux:     +33.1.40.75.46.74
Caroline Portel:        +33.1.40.75.49.84       Clara Rodrigo:          +33.1.40.75.47.22
Marie-Flore Bachelier:  +33.1.40.75.49.45       Rebecca Le Rouzic:      +33.1.40.75.97.35
Kevin Molloy:           +1.212.314.2893         Jeff Tolvin:            +1.212.314.3740


CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2003 and AXA's Document de Reference for the year ended December 31, 2003, for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

-------------------
(1) Exchange rates taken into account for constant exchange rates analysis are as follows:

              ------------------------------------------------------------------
in euro mm
except %      Average rate Average rate change Closing rate change Closing rate
                1H04        1H03                 1H04               1H03
              ------------------------------------------------------------------
US$              1,23       1,10        11,0%   1,22        1,14     6,3%
JPY(100)         1,32       1,25         5,4%   1,27        1,29    -1,8%
GBP              0,67       0,69        -1,8%   0,67        0,69    -3,2%
HK$              9,52       8,62        10,5%   9,52        8,93     6,7%
AUS$             1,66       1,79        -7,3%   1,75        1,71     2,5%


(2) Fully diluted including dilution related to the ORANs (Obligations Remboursables en Actions ou en Numeraire i.e., bonds redeemable either in shares or in cash) issued to finance the acquisition of MONY.

(3) Underlying earnings are adjusted earnings, excluding net capital gains attributable to shareholders and claims associated with September 11, 2001 terrorist attacks. Adjusted earnings represent net income before the impact of exceptional operations and goodwill amortization. Adjusted and underlying earnings are non-GAAP measures, which may not be comparable to similarly titled measures reported by other companies. Management uses these non-GAAP measures as key indicators of performance in assessing AXA's various businesses and believes that the presentation of these measures provides useful and important information to shareholders and investors as measures of AXA's financial performance.

(4) Proforma for the transfer of AXA Corporate Solutions Insurance US from AXA CS Assurance to AXA RE.

(5) Proforma for the transfer of run-off entities from AXA CS Assurance to other transnational activities.

(6) Consolidated revenues - main restatements are the following:

- On January 23, 2004, AXA concluded with BBVA Group an agreement under which AXA has acquired the 50% stake of BBVA in its subsidiary Hilo Direct Seguros y Reaseguros S.A. ("Direct Seguros"). After this transaction, AXA holds 100% of Direct Seguros. Direct Seguros, previously consolidated under the equity method, has been fully consolidated in 2004 accounts (impact of the restatement on First Half 2003 revenues of the Southern Europe segment: Euro +66 million).

- On January 23, 2004, AXA Holdings Belgium concluded with La Poste an agreement under which AXA Holdings Belgium acquired the 50% stake of La Poste in Assurances de la Poste Vie and in Assurances de la Poste Non Vie. After this transaction, AXA Holdings Belgium holds 100% of Assurances de la Poste Vie and of Assurances de la Poste Non Vie (impact of the restatement on First Half 2003 revenues of AXA Belgium: Life segment (euro)+34 million, Non Life segment (euro)+1 million).

- On January 2, 2004, AXA concluded the disposal of its insurance brokerage activities in the Netherlands, Unirobe.

- On April 20, 2004, AXA Germany sold its building society AXA Bausparkasse (impact of the restatement on First Half 2003 revenues of the Other Financial Services segment:(euro)-33 million).


------------------------- Be Life Confident -----------------------------------9

- Restatement of AXA RE Program Business and AXA RE USA Non Life activities in run-off since 2003 (impact of the restatement on First Half 2003 revenues of AXA RE: (euro)-149 million ; and on First Half 2004 revenues : (euro)-48 million).

(7) Including fixed income mutual funds, and mortgage, policy and other loans.

(8) Includes a limited fraction of future profits.

(9) Outside of France, website address is www.axa.com/default1.asp


------------------------- Be Life Confident ----------------------------------10

APPENDIX 1 - CONSOLIDATED REVENUES (NET OF INTER-COMPANY ELIMINATIONS) TOTAL - SPLIT BY SEGMENT/COUNTRY - FIRST HALF 2004

                                                                     CHANGE ON A
                                                                      COMPARABLE
Euro million                            1H04       1H03     CHANGE      BASIS*
                                      --------------------------------------------

----------------------------------------------------------------------------------
TOTAL                                    37,306     37,454    - 0.4%       + 2.4%
----------------------------------------------------------------------------------

----------------------------------------------------------------------------------
LIFE & SAVINGS                           23,317     23,682    - 1.5%       + 1.6%
     United States                        6,183      7,049    -12.3%       - 2.6%
     France                               6,147      5,497   + 11.8%      + 11.8%
     Japan                                2,890      3,175    - 9.0%       - 4.0%
     United Kingdom                       3,004      2,861    + 5.0%       + 3.1%
     Germany                              1,672      1,613    + 3.6%       + 3.6%
     Belgium                              1,074      1,143    - 6.0%       - 8.8%
     Southern Europe                        593        482   + 23.2%      + 23.2%
     Other countries                      1,754      1,862    - 5.8%       - 6.1%
of which Australia / New Zealand            737        831   - 11.3%      - 17.8%
of which  Hong-Kong                         374        389    - 3.8%       + 6.3%
----------------------------------------------------------------------------------
PROPERTY & CASUALTY                       9,794      9,316    + 5.1%       + 4.2%
     France                               2,668      2,506    + 6.4%       + 6.4%
     United Kingdom (a)                   2,368      2,225    + 6.4%       + 4.7%
     Germany                              1,788      1,793    - 0.3%       - 0.3%
     Belgium                                774        763    + 1.4%       + 1.2%
     Southern Europe (b)                  1,466      1,278   + 14.7%       + 9.1%
     Other countries                        730        751    - 2.8%        -0.0%
----------------------------------------------------------------------------------
INTERNATIONAL INSURANCE                   2,287      2,650   - 13.7%      -  6.1%
     AXA RE                               1,005      1,399   - 28.1%      - 18.8%
     AXA Corporate Solutions Assurance      972        969    + 0.3%       + 7.4%
     Other International                    310        283    + 9.6%       + 9.4%
----------------------------------------------------------------------------------
ASSET MANAGEMENT                          1,512      1,379    + 9.7%      + 19.1%
     Alliance Capital                     1,145      1,092    + 4.8%      + 16.4%
     AXA Investment Managers                368        287   + 28.2%      + 29.6%
----------------------------------------------------------------------------------
OTHER FINANCIAL SERVICES                    395        426    - 7.4%       + 1.0%
----------------------------------------------------------------------------------

(*)  Adjusted for changes in scope, accounting methods and currency

(a)  Including Ireland

(b) In Spain, AXA Seguros purchased in January 2004 the BBVA 50% stake in Direct Seguros. As a consequence, Direct Seguros is fully consolidated starting January 2004 (versus equity accounting in 2003). Spain 1H03 Property & Casualty revenues would have been Euro 66 million higher if Direct Seguros had been fully consolidated as of January 1, 2003.


------------------------------Be Life Confident---------------------------------

APPENDIX 2 - CONSOLIDATED REVENUES
LIFE & SAVINGS - UL, GENERAL ACCOUNT, HEALTH AND OTHER REVENUES - FIRST HALF 2004


                             ---------------------- ------------------------------------------   ---------------------
                                                                                                         % UL
                              Gross    Change on        Gross Written Premiums                    in Gross Revenues
                             Revenues  comparable   -----------------------------    Other       ---------------------
       In Euro million         1H04       basis         UL      Non-UL     Health   Revenues*     1H04 (a)    1H03
                             ---------------------- ------------------------------------------   ---------------------

   ------------------------  ---------------------- ------------------------------------------   ---------------------
   France                        6 147     + 11.8%         980     4 355        812                     16%       11%
   United States                 6 183      - 2.6%       4 110     1 794         61       217           66%       52%
   United Kingdom                3 004      + 3.1%       2 172       833                                72%       71%
   Japan                         2 890      - 4.0%          44     2 134        712                      2%        1%
   Germany                       1 672      + 3.6%         144     1 083        445                      9%        7%
   Belgium                       1 074      - 8.8%         120       954                                11%        9%
   Southern Europe                 594     + 23.2%          84       510                                14%       17%
   Netherlands                     480      + 4.6%         147       138        192         3           31%       30%
   Australia/New-Zealand           737     - 17.8%         262       333         67        75           36%       31%
   Hong-Kong                       374      + 6.3%          77       277         19         1           21%       15%
   Others                          162      - 5.9%          35       119          6         2           22%       11%
   ------------------------  ---------------------- ------------------------------------------   ---------------------
   TOTAL                        23 317      + 1.6%       8 175     12 529     2 314        298          35%       30%

(*) Other revenues include all non-insurance business (fees received from servicing and advisory businesses).

(a) Using H1 2003 exchange rates, H1 2004 unit-linked products would represent approximately 36% of total gross revenues compared to 30% in H1 2003.


------------------------------Be Life Confident---------------------------------

APPENDIX 3 - CONSOLIDATED REVENUES
LIFE & SAVINGS - SPLIT BY BUSINESS LINES - FIRST HALF 2004

                      --------------------------------------------------------------------------------------------------------------
    LIFE & SAVINGS    Investment & Savings         Life                Health              Other premiums        Other revenues *
                      --------------------------------------------------------------------------------------------------------------
         in %         Contribution Change** Contribution Change** Contribution Change** Contribution Change** Contribution Change**
                      --------------------------------------------------------------------------------------------------------------

--------------------- --------------------------------------------------------------------------------------------------------------
France                      69%      + 14%       18%       + 2%       13%      + 14%
United States               72%      - 10%       16%         0%        1%       - 3%        8%     + 127%        4%     + 41%
United Kingdom              87%       + 1%       13%      + 18%
Japan                       34%      - 27%       42%       - 2%       25%      + 55%
Germany                     19%       + 7%       48%       + 1%       27%      + 16%        6%      - 21%
Belgium (a)                 73%      - 10%       10%       - 5%                            17%       - 4%
Southern Europe             84%      + 27%       16%       + 8%
Netherlands                 37%      + 19%       22%       - 1%       40%       - 3%                             1%     + 43%
Australia/New Zealand       62%      - 28%       19%       + 5%        9%       + 6%                            10%     + 17%
Hong Kong                   27%       + 7%       66%       + 5%        5%      + 16%        2%       + 6%
Others                      32%      - 31%       49%      + 26%       12%      + 10%        5%      + 27%        1%     + 26%
--------------------- --------------------------------------------------------------------------------------------------------------
TOTAL                       63%       - 3%       23%       + 2%       10%      + 22%        3%      + 43%        1%     + 35%

* Other revenues include fees received from servicing and advisory business and fees on the sales of Mutual Funds (non-insurance business).

**   On a comparable basis.

(a) Other premiums for Belgium include Group Investment & Savings and Life premiums (split unavailable).


------------------------------Be Life Confident---------------------------------

APPENDIX 4 - CONSOLIDATED REVENUES
PROPERTY & CASUALTY - SPLIT BY BUSINESS LINES - FIRST HALF 2004


                     -------------------------------------------------------------------------------------------------
                          Personal           Personal           Commercial         Commercial            Other
                           Motor             Non-Motor            Motor             Non-Motor            lines
                     -------------------------------------------------------------------------------------------------
                     % Gross            % Gross             % Gross            % Gross             % Gross
                     Revenues  Change*   Revenues  Change*  Revenues  Change*   Revenues  Change*  Revenues  Change*
                     -------------------------------------------------------------------------------------------------

-------------------  -------------------------------------------------------------------------------------------------
France                     33%     + 5%        29%     + 7%        8%     + 5%        30%     + 8%
Germany                    35%     + 6%        29%     - 2%        3%     - 4%        26%     + 4%        7%    - 24%
Belgium                    36%     + 3%        26%     - 2%        7%     + 7%        30%     + 2%        1%    - 17%
United Kingdom(a)          15%    - 17%        21%    + 22%        8%     - 3%        32%    + 10%       25%     + 3%
Southern Europe            56%     + 6%        19%     + 5%        7%    + 23%        18%    + 20%        1%   + 214%
Canada                     40%     - 2%        15%     - 7%        9%    + 14%        36%    + 10%
Netherlands                16%    - 13%        17%    - 14%       37%    - 11%        32%    - 20%      - 2%       Ns
Others                     52%    + 34%        27%    + 24%        1%       Ns        18%     - 7%        1%    - 51%

-------------------  -------------------------------------------------------------------------------------------------
TOTAL                      34%     + 4%        25%     + 6%        7%     + 3%        28%     + 7%        7%    -  3%

*    On a comparable basis

(a)  Including Ireland


------------------------------Be Life Confident---------------------------------

APPENDIX 5 - CONSOLIDATED EARNINGS AFTER TAXES AND MINORITY INTERESTS

Euro million, except EPS in Euro         ADJUSTED EARNINGS       NET INCOME
                                          1H04       1H03      1H04      1H03
                                       ------------------------------------------

Life & Savings                                906        197       739       126
Property & Casualty                           620        151       536       141
International Insurance                       165         42       156        41
Asset Management                              137        106       121        20
Other Financial Services                        4        113         2       126
Holdings                                    (243)      (245)     (110)     (245)
---------------------------------------------------------------------------------
TOTAL                                       1,590        363     1,444       209
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
DILUTED EPS                                  0.85       0.21      0.78      0.12
---------------------------------------------------------------------------------

                                                                         CHANGE ON
                                                                         COMPARABLE
Euro million                              1H04       1H03     CHANGE       BASIS*
                                       -----------------------------------------------

--------------------------------------------------------------------------------------
TOTAL UNDERLYING EARNINGS                   1,436      1,085     + 32%          + 37%
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
LIFE & SAVINGS                                848        680     + 25%          + 31%
     United States                            309        279      +11%          + 23%
     France                                   240        232      + 4%           + 4%
     United Kingdom                            53         30     + 77%          + 74%
     Japan                                     79       (21)    - 468%         - 489%
     Germany                                    2          9     - 83%          - 83%
     Belgium                                   48         46      + 5%           + 5%
     Southern Europe                           23         32     - 28%          - 28%
     Other Countries                           94         74     + 28%          + 31%
of which Australia / New Zealand               26         12    + 112%          + 97%
of which Hong-Kong                             39         45     - 12%           - 3%
--------------------------------------------------------------------------------------
PROPERTY & CASUALTY                           562        402     + 40%          + 40%
     France                                   170        137     + 24%          + 24%
     Germany                                   67         24    + 176%         + 176%
     United Kingdom (a)                       130         59     +120%         + 118%
     Southern Europe                           66         70      - 5%           - 5%
     Belgium                                   86         82      + 5%           + 5%
     Other Countries                           43         30     + 45%          + 54%
--------------------------------------------------------------------------------------
INTERNATIONAL INSURANCE                       141         50    + 180%         + 184%
     AXA RE                                    86         16    + 431%         + 444%
     AXA Corporate Solutions Assurance         32         17     + 86%          + 85%
     Other International                       23         17     + 35%          + 37%
--------------------------------------------------------------------------------------
ASSET MANAGEMENT                              136        107     + 28%          + 38%
     Alliance Capital                          85         76     + 13%          + 25%
     AXA Investment Managers                   51         31     + 64%          + 68%
--------------------------------------------------------------------------------------
OTHER FINANCIAL SERVICES                        4         99     - 96%          - 96%
--------------------------------------------------------------------------------------
HOLDING COMPANIES                           (256)      (254)    + 0.9%         + 1.4%
--------------------------------------------------------------------------------------

(*) Adjusted for currency changes

(a) Including Ireland


------------------------------Be Life Confident---------------------------------

APPENDIX 6 - CONSOLIDATED EARNINGS AFTER TAXES AND MINORITY INTERESTS

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 NEW CAPITAL
                                                GOODWILL                                         GAINS
                            NET INCOME          AMORTIZATION      EXCEPTIONAL      ADJUSTED      ATTRIBUTABLE     UNDERLYING
                            GROUP SHARE         GROUP SHARE       OPERATIONS       EARNINGS      TO SHAREHOLDERS   EARNINGS
CONSOLIDATED EARNINGS       --------------------------------------------------------------------------------------------------------
(IN EURO MILLION)           1H 04       1H 03   1H 04    1H 03    1H 04   1H 03    1H 04   1H 03  1H 04 1H 03  1H 04     1H 03
------------------------------------------------------------------------------------------------------------------------------------
LIFE & SAVINGS              739         126     (160)    (147)    (8)     77       906     197      58  (484)   848       680
France                      270         272     (1)      (1)                       272     274      31    42    240       232
United States               262         231     (68)     (79)             71       330     239      21   (40)   309       279
United Kingdom              10          64      (45)     (24)                      56      87       3     57     53        30
Japan                       101         (351)   (25)     (26)                      126     (325)    48  (304)    79       (21)
Germany                     (65)        (34)    (1)      (1)      (8)     (5)      (56)    (28)     (58) (37)     2         9
Belgium                     59          (148)   (5)      (3)                       64      (146)    16  (192)    48        46
Southern Europe             26          37      (1)      (1)       0               26      37       3      5     23        32
Other countries             75          57      (13)     (12)      0       11      88      58       (6)  (16)    94        74
of which Australia / New    18          17      (5)      (4)               11      23      10       (3)   (3)    26        12
Zealand
of which Hong Kong          35          42      (7)      (6)                       41      49       2      4     39        45
------------------------------------------------------------------------------------------------------------------------------------
PROPERTY & CASUALTY         536         141     (85)     (55)      0       45     620     151      58   (251)   562       402
France                      187         166     (4)      (4)                      190     170      20     33    170       137
Germany                     57          (97)    (7)      (9)               45      63     (133)    (4)  (157)    67        24
Belgium                     87          8       (9)      (9)                       96      17       10   (65)    86        82
United Kingdom & Ireland    109         (28)    (21)     (20)                      130     (8)      1    (67)   130       59
Southern Europe             82          74      (2)      (2)                       84      76       18     6     66        70
Other countries             14          18      (41)     (11)      0       0       56      29       13    (1)    43        30
------------------------------------------------------------------------------------------------------------------------------------
INTERNATIONAL INSURANCE     156         41      (9)      (1)       0       0       165     42       24    (8)   141       50
AXA RE                      89          60      (9)      (1)                       97      61       11     44    86       16
AXA Corporate Solutions     37          (38)    0        0                         37      (38)     5     (55)   32       17
  Assurance
Others                      31          20      (0)      (0)       0       0       31      20       8       3    23       17
------------------------------------------------------------------------------------------------------------------------------------
ASSET MANAGEMENT            121         20      (82)     (86)     65       0      137     106       1      (0)  136       107
Alliance Capital            75          (6)     (77)     (81)     65               87      75       2      (0)   85        76
AXA Investment Managers     45          26      (5)      (5)                       50      31      (1)      0    51        31
------------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL SERVICES    2           126     (2)      (1)       0       15      4       113     (0)     13     4        99
------------------------------------------------------------------------------------------------------------------------------------
HOLDINGS                    (110)       (245)   0        0       134       0     (243)   (245)     13       9  (256)     (254)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                       1 444       209     (337)    (290)   191     137      1 590   363      154   (722) 1 436    1 085

------------------------------Be Life Confident---------------------------------